UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Infinity Augmented Reality, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

00400G100

(CUSIP Number)

Eyal Ben David, Adv.

Berkovitz 4, 18th Floor (Museum Tower), Tel-Aviv, Israel

+972 77 564 6039

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 31, 2015

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00400G100	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION New Zealand

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 8,031,719[1]
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 8,031,719[1]
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) PN

[1] Consists of 4,000,000 Convertible Denatures convertible into Common Stock of the Issuer and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer, all of which are owned directly by Singulariteam Fund LP., provided, as detailed in Item 4 hereto, the Reporting Person has entered into an agreement with the Issuer pursuant to which, among other things, the Registrant agreed to convert its securities plus all accrued interest into 8,031,719 of newly designated Series A Preferred Stock which have not, as of the date hereof, been issued. It is contemplated that the Series A Preferred Stock will be convertible to Common Stock on a 1 for 1 basis.

[2] The percentages reported in this Schedule 13D are based upon 94,960,687 shares of Common Stock outstanding as of January 7, 2015 (according to the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on January 7, 2015).

CUSIP No. 00400G100	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam GP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[3]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

3 Consists of 4,000,000 Convertible Debentures convertible into Common Stock of the Issuer and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer, held by Singulariteam Fund LP, of which Singulariteam GP PTE Ltd is the general partner, provided, as detailed in Item 4 hereto, Singulariteam Fund LP has entered into an agreement with the Issuer pursuant to which, among other things, Singulariteam Fund LP agreed to convert its securities plus all accrued interest into 8,031,719 of newly designated Series A Preferred Stock which have not, as of the date hereof, been issued. It is contemplated that the Series A Preferred Stock will be convertible to Common Stock on a 1 for 1 basis.

CUSIP No. 00400G100	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Singulariteam LP PTE Ltd
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[4]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719 [4]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) CO, HC

___________________________________

4 Consists of 4,000,000 Convertible Debentures convertible into Common Stock of the Issuer, and Warrants to purchase up to 4,000,000 shares of Common Stock of the Issuer, held by Singulariteam Fund LP. Singulariteam LP PTE Ltd. is the controlling shareholder of Singulariteam GP PTE Ltd. and the majority of the limited partnership interests of Singulariteam Fund LP, provided, that as detailed in Item 4 hereto, Singulariteam Fund LP has entered into an agreement with the Issuer pursuant to which, among other things, Singulariteam Fund LP agreed to convert its securities plus all accrued interest into 8,031,719 of newly designated Series A Preferred Stock which have not, as of the date hereof, been issued. It is contemplated that the Series A Preferred Stock will be convertible to Common Stock on a 1 for 1 basis.

CUSIP No. 00400G100	13D	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Moshe Hogeg
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,549,996[5]
	8.	SHARED VOTING POWER 18,581,715[6]
	9.	SOLE DISPOSITIVE POWER 10,549,996
	10.	SHARED DISPOSITIVE POWER 18,581,715

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,549,996[7]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

[5] Consists of 450,000 shares of Common Stock owned by Mr. Hogeg, and options to purchase 10,099,996 shares of Common Stock held by Mr. Hogeg, exercisable within 60 days.

[6] Consists of the aggregate amounts specified in footnotes 1 and 5. Mr. Hogeg is the Managing Partner & Chairman of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

[7] See footnotes 5 and 6. Does not include options to purchase 10,000,004 shares of Common Stock held by Mr. Hogeg which are not exercisable within 60 days.

CUSIP No. 00400G100	13D	Page 6 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kenges Rakishev
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Kazakhstan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 8,031,719[8]
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 8,031,719[8]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,031,719[8]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%[2]
14.	TYPE OF REPORTING PERSON (see instructions) IN, HC

___________________________________

8 Consists of the aggregate amounts specified in footnote 1. Mr. Rakishev is a Managing Partner of Singulariteam Fund LP and a member of the respective Boards of Directors of Singulariteam LP PTE Ltd. and Singulariteam GP PTE Ltd.

CUSIP No. 00400G100	13D	Page 7 of 10 Pages

This Amendment No. 2 to the Schedule 13D initially filed on October 31, 2014 as amended by Amendment No. 1 filed December 4, 2014, is filed by Mr. Moshe Hogeg (“Mr. Hogeg”), Singulariteam Fund LP, Singulariteam GP PTE Ltd, Singulariteam LP PTE Ltd and Kenges Rakishev (collectively, the “Reporting Persons”), and relates to the Common Stock, par value $0.00001 per share of Infinity Augmented Reality, Inc. (the “Issuer”). Capitalized terms not otherwise defined herein have the meanings set forth in the Schedule 13D. Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the addition of the following information:

As disclosed in the Reporting Persons’ original Schedule 13D, effective March 24, 2014, the Board elected Mr. Hogeg as Chairman of the Board for a term of two years. Pursuant to his election as Chairman of the Board, the Board determined that Mr. Hogeg’s compensation will be a grant of options to purchase 20,000,000 shares of Common Stock of the Issuer at an exercise price of $0.01 per share (the “Options”), under the Issuer's 2014 Equity Incentive Plan (the “2014 Plan”). The Options vest over a twenty-four month period in equal monthly installments of 833,333 shares commencing April 30, 2014, and are subject to Mr. Hogeg’s continued service as Chairman of the Board.

Since Mr. Hogeg has held and continues to hold the position of and serve as Chairman of the Board, pursuant to the terms of the grant, additional Options have vested, resulting in a material increase in the percentage of Common Stock beneficially owned by Mr. Hogeg.

With regard to the matters referred to in paragraphs (a) through (j) of this Item, although unrelated to the Options that have vested relating to which this amendment number 2 to the Schedule 13D is being filed, Singulariteam has entered into a master agreement as of February 2, 2015, with the Issuer and other securityholders of the Company whereby Singulariteam’s warrants and debentures (together with accrued interest thereon) will be converted into 8,031,719 shares of newly designated Series A Preferred Stock.

Subject to necessary approvals, the master agreement provides for the creation of the Series A Preferred Stock and a reverse split followed by forward split of the Common Stock of the Issuer requiring amendments to the Issuer’s Articles of Incorporation after which the number of registered holders of the Company will be reduced to less than 300 so that the Issuer will be eligible to terminate the public registration of its Common Stock under the Securities Exchange Act of 1934, as amended.

In addition, Singulariteam and other current holders of the debentures of the Issuer have conducted discussions with the Issuer to purchase Series B Preferred Stock.

For more information regarding the transactions contemplated by the Master Agreement, please refer to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “Commission”) which was filed on February 5, 2015.

Item 5.  Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended by the addition of the following information:

Subsequent to the filing of the Reporting Persons’ Schedule 13D on October 31, 2014, an additional amount of 1,666,666 of the Options granted to Mr. Hogeg have vested, resulting in an the increase of the number of shares of Common Stock beneficially owned by Mr. Hogeg (by said amount), as reflected in the tables below.

(a)-(b):

Number of shares of Common Stock beneficially owned:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	18,581,715 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

CUSIP No. 00400G100	13D	Page 8 of 10 Pages

Percent of class: (The percentage ownership was calculated based on 94,960,687 shares of Common Stock reported by the Issuer to be issued and outstanding as of January 7, 2015 in the Issuer’s Quarterly Report on Form 10-Q as filed with the Securities and Exchange Commission on January 7, 2015).

Singulariteam Fund LP	7.8%
Singulariteam GP PTE Ltd	7.8%
Singulariteam LP PTE Ltd	7.8%
Moshe Hogeg	16.4%
Kenges Rakishev	7.8%

Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	10,549,996 shares	[14]
Kenges Rakishev	0 shares

(ii)	Shared power to vote or to direct the vote:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	18,581,715 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

(iii)	Sole power to dispose or to direct the disposition of:

Singulariteam Fund LP	8,031,719 shares	[9]
Singulariteam GP PTE Ltd	0 shares
Singulariteam LP PTE Ltd	0 shares
Moshe Hogeg	10,549,996 shares	[14]
Kenges Rakishev	0 shares

(iv)	Shared power to dispose or to direct the disposition of:

Singulariteam Fund LP	0 shares
Singulariteam GP PTE Ltd	8,031,719 shares	[10]
Singulariteam LP PTE Ltd	8,031,719 shares	[11]
Moshe Hogeg	18,581,715 shares	[12]
Kenges Rakishev	8,031,719 shares	[13]

 ________________________

CUSIP No. 00400G100	13D	Page 9 of 10 Pages

(9) see footnote 1.

(10) see footnote 3.

(11) see footnote 4.

(12) see footnote 6.

(13) see footnote 8.

(14) see footnote 5.

(c) Except as set forth in this Schedule 13D (Amendment No. 2), none of the Reporting Persons has effected any transactions in the Issuer’s securities subsequent to the filing of Amendment No. 1 to the Reporting Persons’ original Schedule 13D on October 31, 2014.

Item 7.  Material to Be Filed as Exhibits.

Exhibit Number	Description
99.1	The issuers Current Report on From 8-K filed with the Securities and Exchange Commission on February 5, 2015.
99.2	Master Agreement effective February 2, 2015 (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on February 5, 2015).

CUSIP No. 00400G100	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2015

SINGULARITEAM FUND LP

By:	Singulariteam GP PTE Ltd, its general partner
By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM GP PTE LTD

By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

SINGULARITEAM LP PTE LTD

By:	/s/ Moshe Hogeg
Moshe Hogeg
Director and Authorized Signatory

By:	/s/ Kenges Rakishev
Kenges Rakishev
Director and Authorized Signatory

MOSHE HOGEG

By:	/s/ Moshe Hogeg
Moshe Hogeg

KENGES RAKISHEV

By:	/s/ Kenges Rakishev
Kenges Rakishev